August 7, 2018

Christian Homsy, MD, MBA
Chief Executive Officer
Celyad S.A.
Rue Edouard Belin 2
1435 Mon-Saint-Guibert
Belgium

       Re: Celyad S.A.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 6, 2018
           File No. 001-37452

Dear Dr. Homsy:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Notes to the Consolidated Financial Statements
Note 25: Operating Expenses
Amendments of Celdara Medical and Dartmouth College agreements, page F-41

1. Please tell us why it is appropriate to record the 24.3 million in payments under these amendments as a charge to earnings. Reference for us the authoritative literature you relied upon to support your accounting. In your response, specifically tell us your consideration for the guidance in paragraph 25 of IAS 38 regarding payments to acquire intangible assets.
 Christian Homsy, MD, MBA
Celyad S.A.
August 7, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Keira Nakada at (202) 551-
3659 with any questions.



FirstName LastNameChristian Homsy, MD, MBA                Sincerely,
Comapany NameCelyad S.A.
                                                          Division of
Corporation Finance
August 7, 2018 Page 2                                     Office of Healthcare
& Insurance
FirstName LastName